EXHIBIT 1.A.(13)(u)

[PRUDENTIAL LOGO]

                    Insured                         Rider for Policy No.



                            OPTION TO EXCHANGE POLICY

PREMIUM

     We grant this option in consideration of payment now of an extra single premium of $XXX.XX. The Premium Adjustment provision of this contract will not apply to this premium.


RIGHT TO EXCHANGE

     You may be able to exchange this contract for a new contract of life insurance on the life of a new Insured.


EXCHANGE DATE

     The phrase exchange date means the date you choose in your request for the exchange. It may not be more than 31 days after the date of your request; it may not be a date on which this contract is in default.


CONDITIONS

     Your right to make this exchange is subject to all these conditions:


     1. The new Insured (a) was living on the contract date of this contract and
(b) has not reached his or her 70th birthday as of the exchange date.

     2. You will apply to be the owner of the new contract.

     3. On the exchange date, we must not be waiving premiums under any benefit in this contract for waiving them in the event of disability.

     4. You must give us any facts we need to satisfy us that the new Insured is insurable for the new contract.

     5. You must satisfy us that you have an insurable interest in the new Insured's life.

     6. You must ask for the exchange and apply for the new contract in forms that meet our needs; the new Insured, as the person proposed for coverage, must join with you in signing the application.

     7. We must have your request, the application, this contract, and any payment required under Charge for Exchange and under Miscellaneous, at our Home Office within the 31 day period ending on the exchange date.

     The new contract will take effect on the exchange date only if we approve its issue and both the Insured and the new Insured are living on the exchange date. If the new contract takes effect, this contract will end just before the exchange date.


CONTRACT DATE

     The contract date of the new contract will be the same as the contract date of this one.


CONTRACT SPECIFICATIONS

     The new contract will be on the same plan as this contract if on the contract date we regularly issued contracts on this plan for the same rating class, amount, issue age, and sex as the new contract. If this plan is not available, the new contract may be on any plan we consent to or on the Life Paid Up at Age 85 plan.

     Its face amount will be the amount you ask for in the application. But that amount (1) must be an amount we regularly issued on its contract date, and (2) cannot be more than the face amount of this contract.

     We will set the new Insured's issue age in accord with our regular rules that were in use on the contract date of the new contract. We will base the premiums on the new Insured's age and sex. To compute the premiums, we will use: (1) our rates that were in use on the contract date of the new contract; and (2) the new Insured's rating class as of the exchange date.

     The new contract may not be one with extra benefits except as we state under Miscellaneous.

ORD 86306--88

                                     II-206



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     We will endorse the new contract to show that the period we state in its incontestability provision and in its Suicide Exclusion will start on the exchange date, not on the date of the new contract. The endorsement will also state how we will compute the amount to be paid under the new contract if (1) we have a legal basis for contesting it, or (2) deatn results from suicide in the stated period. We describe how we will compute that amount under Miscellaneous.

     In issuing the new contract, we have the right to limit or exclude any war and aviation risks, in accord with our rules in use on the exchange date.


CONTRACT FUND

     The contract fund of this contract will become the contract fund of the new contract. If this contract and the new contract have premium accounts, the premium account of this contract will become the premium account of the new contract.


CHARGE FOR EXCHANGE

     If the contract fund and premium account of the new contract are such that it would be in default on the exchange date, we will charge you a premium sufficient to bring it out of default.


SURRENDER CHARGES

     If the new contract is surrendered, we will determine its net cash value using the greater of the surrender charges that would apply under the old and new contracts.


MISCELLANEOUS

     The new contract may have supplementary benefits or other extra benefits only if we consent. If we consent, you must give us any facts we need to satisfy us that the new Insured is insurable for the benefit(s). And we must be paid any charge we may then require.

     If this contract has contract debt at the time of the exchange, the debt may be paid back or it may be transferred to the new contract. But if the debt would be more than the loan value of the new contract on the exchange date, the excess must be paid to us.

     To compute the amount to be paid under the new contract if (1) we have a legal basis for contesting it, or (2) death results from suicide in the stated period, here is what we will do. First, we will identify the part of the Contract Fund of the new contract that came from this contract on the exchange date. We will add to that the amount of the charge, if any, for the exchange and any premiums paid on the new contract and we will subtract any contract debt. If the new Insured is living we will make this computation as of the date of the new contract is ended. Otherwise we will do so as of the date of his or her death.

     The net cash value of the new contract as of the date of computation might be more than the amount determined above. If so, we will pay that value instead.


OTHER EXCHANGES

     You may be able to exchange this contract other than in accord with the requirements we state in this rider. But this may be done only if we consent, and will be subject to conditions and charges that are then determined.


                             Rider attached to and made a part of this contract

                             The Prudential Insurance Company of America,



                             By  /s/ DOROTHY K. LIGHT
                                        Secretary

                             Effective Date                          Attest

ORD 863O6--88

                                     II-207